DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-4560

MESSETURM
[redacted]

NADA, 2
PAÑA

...NGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

03032174

September 22, 2003

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

-Press Release titled "Gamesa Will Install 58.8 MW in China and Portugal" dated September 18, 2003

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,
Lillian R. Saldanha
Lillian R. Saldanha
Legal Assistant

Enclosure

dlw 9/23

Gamesa

PRESS RELEASE

The company increases its export rate from 2% in 2002 to 15% in 2003

GAMESA WILL INSTALL 58,8 MW IN CHINA AND PORTUGAL

Gamesa Eólica, one of the top three WTG manufacturers in the world and leader in this sector in Spain, has signed three agreements to supply and install equipments with a total power of 58,8 MW in two wind parks in China and one in Portugal. The total amount of these agreements rises up to 40,24 million €.

The company will install 40,8 MW in two wind parks located in China, beside starting the assembly of its first park in Portugal, which will reach a power of 18 MW.

Gamesa Eólica has obtained two agreements with the Chinese companies Ningxia Electric Power Co. and Gansu Jieyuan Electric Power Co. for the supply and assembly of 12 and 36 WTG´s, of 850 kW of unitary power, respectively. As a whole, these new agreements imply the installation of an equivalent power of 40,8 MW, extendable to 52,7 MW, since Gansu Jieyuan Electric Power Co. has an option for the supply of 14 additional wind turbines. Both agreements reach a value of 28,5 million $. The WTG that will be supplied are the G52-850 kW and G58-850 kW models .

Regarding Portugal, **Gamesa Eólica** will lead to end the installation of its first wind park in this country. The company will supply and assemble nine WTG G80-2,0 MW for the wind park Catefica, property of **Gamesa** Energía Portugal, located in Torres Vedras (Lisboa). The contract for the installation of this wind park reaches a value of 13,6 million Euros.

Gamesa

PRESS RELEASE

The achievement of these contracts takes place within the international development of **Gamesa Eólica**. In 2003 the company expects to export 178 MW in wind parks abroad Spain, which represents some 15% of the sales forecast of 2003. In 2002 this rate was 2%.

Gamesa Eólica has finalised the installation of 31,35 MW in wind parks located in Italy (regions of Molise and Sardinia), China and United States (Minnesota). In the latter country, the company is currently working in the installation of 50,4 MW in the state of Illinois. The activity of WTG´s installation abroad will go on during the last quarter of 2003 in Italy (regions of Sardinia and Sicilia), China, United States (Iowa) and Portugal.

On top of this international development, **Gamesa Eólica** continues consolidating its strong position in Spain, where it is a leader in the manufacture , sale and installation of WTG´s. The company is currently working on the installation of wind parks in the Bask Country (Álava and Vizcaya), Galicia, La Rioja and Castilla y León (Burgos and Zamora). As a whole, these wind parks add up to a total power of 262 MW.

Gamesa Eólica expects to fulfil its sale forecast of 1.200 MW representing an increase of 30% compared to 2002.

The sales of Made are not included in these numbers. The company acquired by Gamesa this year, will represent the invoicing of 150 additional MW.